EXHIBIT 99.1
Supplementary Oil & Gas Information for
the Fiscal Year Ended December 31, 2017
(Unaudited)

This supplementary crude oil and natural gas information is provided in accordance with the United States Financial Accounting Standards Board ("FASB") Topic 932 – "Extractive Activities – Oil and Gas" and where applicable, financial information is prepared in accordance with International Financial Reporting Standards ("IFRS").
For the years ended December 31, 2017, 2016, 2015, and 2014 the Company filed its reserves information under National Instrument 51-101 – "Standards of Disclosure of Oil and Gas Activities" ("NI 51-101"), which prescribes the standards for the preparation and disclosure of reserves and related information for companies listed in Canada.
There are significant differences to the type of volumes disclosed and the basis from which the volumes are economically determined under the United States Securities and Exchange Commission ("SEC") requirements and NI 51-101. The SEC requires disclosure of net reserves, after royalties, using 12-month average prices and current costs; whereas NI 51-101 requires gross reserves, before royalties, using forecast pricing and costs. Therefore the difference between the reported numbers under the two disclosure standards can be material.
For the purposes of determining proved crude oil and natural gas reserves for SEC requirements as at December 31, 2017, 2016, 2015, and 2014 the Company used the 12-month average price, defined by the SEC as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. The Company has used the following 12-month average benchmark prices to determine its 2017 reserves for SEC requirements.

Crude Oil and NGLs						Natural Gas
WTI Cushing Oklahoma	WCS	Canadian Light Sweet	Cromer LSB	North Sea Brent	Edmonton C5+	Henry Hub Louisiana	AECO	BC Westcoast Station 2
(US$/bbl)	(C$/bbl)	(C$/bbl)	(C$/bbl)	(US$/bbl)	(C$/bbl)	(US$/MMBtu)	(C$/MMBtu)	(C$/MMBtu)
51.30	50.78	63.56	61.81	54.98	67.78	3.07	2.34	1.81
A foreign exchange rate of US$1.00/C$1.2987 was used in the 2017 evaluation, determined on the same basis as the 12-month average price.
Net Proved Crude Oil and Natural Gas Reserves
The Company retains Independent Qualified Reserves Evaluators to evaluate and review the Company's proved crude oil, bitumen, synthetic crude oil ("SCO"), natural gas, and natural gas liquids ("NGLs") reserves.

•
For the years ended December 31, 2017, 2016, 2015, and 2014, the reports by GLJ Petroleum Consultants Ltd. covered 100% of the Company’s SCO reserves. With the inclusion of non-traditional resources within the definition of “oil and gas producing activities” in the SEC’s modernization of oil and gas reporting rules, effective January 1, 2010 these reserves volumes are included within the Company’s crude oil and natural gas reserves totals.

•
For the years ended December 31, 2017, 2016, 2015, and 2014, the reports by Sproule Associates Limited and Sproule International Limited covered 100% of the Company’s crude oil, bitumen, natural gas and NGLs reserves.

Proved crude oil and natural gas reserves, as defined within the SEC's Regulation S-X, are the estimated quantities of oil and gas that by analysis of geoscience and engineering data demonstrate with reasonable certainty to be economically producible, from a given date forward, from known reservoirs under existing economic conditions, operating methods and government regulations. Developed crude oil and natural gas reserves are reserves of any category that can be expected to be recovered from existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of drilling a new well; and through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well. Undeveloped crude oil and natural gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.
Estimates of crude oil and natural gas reserves are subject to uncertainty and will change as additional information regarding producing fields and technology becomes available and as future economic and operating conditions change.

Canadian Natural Resources Limited    1    Year Ended December 31, 2017

The following tables summarize the Company's proved and proved developed crude oil and natural gas reserves, net of royalties, as at December 31, 2017, 2016, 2015, and 2014:

	North America
Crude Oil and NGLs (MMbbl)	Synthetic Crude Oil	Bitumen(1)	Crude Oil & NGLs	North America Total	North Sea	Offshore Africa	Total
Net Proved Reserves
Reserves, December 31, 2014	1,780	1,148	481	3,409	211	77	3,697
Extensions and discoveries	208	25	10	243	—	—	243
Improved recovery	—	17	9	26	—	—	26
Purchases of reserves in place	—	9	11	20	—	—	20
Sales of reserves in place	—	—	(7)	(7)	—	—	(7)
Production	(44)	(84)	(44)	(172)	(8)	(6)	(186)
Economic revisions due to prices	339	153	5	497	(51)	2	448
Revisions of prior estimates	—	(5)	6	1	(33)	—	(32)
Reserves, December 31, 2015	2,283	1,263	471	4,017	119	73	4,209
Extensions and discoveries	—	46	15	61	—	—	61
Improved recovery	—	5	14	19	1	2	22
Purchases of reserves in place	—	3	15	18	—	—	18
Sales of reserves in place	—	—	—	—	—	—	—
Production	(45)	(71)	(43)	(159)	(9)	(8)	(176)
Economic revisions due to prices	108	23	(19)	112	(10)	1	103
Revisions of prior estimates	196	32	51	279	(8)	6	277
Reserves, December 31, 2016	2,542	1,301	504	4,347	93	74	4,514
Extensions and discoveries	—	28	17	45	—	—	45
Improved recovery	—	7	19	26	1	—	27
Purchases of reserves in place	2,232	37	67	2,336	—	—	2,336
Sales of reserves in place	—	—	—	—	—	—	—
Production	(100)	(70)	(44)	(214)	(9)	(6)	(229)
Economic revisions due to prices	—	18	17	35	18	1	54
Revisions of prior estimates	282	44	14	340	4	—	344
Reserves, December 31, 2017	4,956	1,365	594	6,915	107	69	7,091
Net proved developed reserves
December 31, 2014	1,631	401	358	2,390	39	21	2,450
December 31, 2015	2,194	411	341	2,946	3	41	2,990
December 31, 2016	2,527	384	353	3,264	12	31	3,307
December 31, 2017	4,967	410	399	5,776	28	21	5,825

(1)
Bitumen as defined by the SEC, "is petroleum in a solid or semi-solid state in natural deposits with a viscosity greater than 10,000 centipoise measured at original temperature in the deposit and atmospheric pressure, on a gas free basis." Under this definition, all the Company's thermal and primary heavy crude oil reserves have been classified as bitumen.

Canadian Natural Resources Limited    2    Year Ended December 31, 2017

2017 total proved Crude Oil and NGLs reserves increased by 2,577 MMbbl primarily due to the following:

•
Extensions and discoveries: Increase of 45 MMbbl primarily due to future thermal (Bitumen) well pad additions at Primrose and extension drilling/future offset additions at various primary heavy crude oil (Bitumen), Crude Oil and natural gas (NGLs) properties.

•	Improved recovery: Increase of 27 MMbbl primarily due to infill drilling/future offset additions at various primary heavy crude oil (Bitumen), Crude Oil and natural gas (NGLs) properties.

•
Purchases of reserves in place: Increase of 2,336 MMbbl primarily due to acquisitions of the Athabasca Oil Sands Project (SCO), Peace River thermal and Cliffdale primary heavy crude oil properties (Bitumen) and at Pelican Lake (Crude Oil).

•	Production: Decrease of 229 MMbbl.

•	Economic revisions due to prices: Increase of 54 MMbbl primarily due to improved reserves life economics at several North America Bitumen and Crude Oil core areas.

•
Revisions of prior estimates: Increase of 344 MMbbl primarily due to Horizon oil sands mining and upgrading ("Horizon") (SCO) revising the stratigraphic well density used to define proved reserves quantities and increasing the Horizon (SCO) total-volume-to-bitumen-in-place-ratio, partially offset by Horizon (SCO) adopting a low fines mine plan. Additionally, there were overall positive revisions at several North America Bitumen and Crude Oil core areas including improved recoveries at Primrose (Bitumen).

2016 total proved Crude Oil and NGLs reserves increased by 305 MMbbl primarily due to the following:

•
Extensions and discoveries: Increase of 61 MMbbl primarily due to future thermal (Bitumen) well pad additions at Primrose and extension drilling/future offset additions at various primary heavy crude oil (Bitumen) and Crude Oil properties.

•	Improved recovery: Increase of 22 MMbbl primarily due to infill drilling/future offset additions at various primary heavy crude oil (Bitumen) and Crude Oil properties.

•	Purchases of reserves in place: Increase of 18 MMbbl due to various property acquisitions in several North America core areas.

•	Production: Decrease of 176 MMbbl.

•
Economic revisions due to prices: Increase of 103 MMbbl primarily due to reduced royalties at Horizon (SCO), thermal (Bitumen) and Pelican Lake (Crude Oil) projects, partially offset by the loss of uneconomic reserves at several North America Bitumen and Crude Oil core areas.

•
Revisions of prior estimates: Increase of 277 MMbbl primarily due to Horizon (SCO) revising the stratigraphic well density used to define proved reserves quantities. Additionally, there were overall positive revisions at several North America Bitumen and Crude Oil core areas.

2015 total proved Crude Oil and NGLs reserves increased by 512 MMbbl primarily due to the following:

•	Extensions and discoveries: Increase of 243 MMbbl primarily due to increasing the Horizon (SCO) total-volume-to-bitumen-in-place ratio and well pad additions at Wolf Lake (Bitumen).

•
Improved recovery: Increase of 26 MMbbl primarily due to improved recovery from the Primrose (Bitumen) steam flood conversion and infill drilling/future offset additions at various primary heavy crude oil (Bitumen) properties.

•	Purchases of reserves in place: Increase of 20 MMbbl due to various property acquisitions in several North America core areas.

•	Production: Decrease of 186 MMbbl.

•
Economic revisions due to prices: Increase of 448 MMbbl primarily due to reduced royalties at Horizon (SCO), thermal (Bitumen) and Pelican Lake (Crude Oil) projects, partially offset by the loss of uneconomic reserves at North Sea.

•	Revisions of prior estimates: Decrease of 32 MMbbl primarily due to the deferral of undeveloped reserves at North Sea.

Canadian Natural Resources Limited    3    Year Ended December 31, 2017

Natural Gas (Bcf)	North America	North Sea	Offshore Africa	Total
Net Proved Reserves
Reserves, December 31, 2014	5,017	84	34	5,135
Extensions and discoveries	237	—	—	237
Improved recovery	242	—	—	242
Purchases of reserves in place	344	—	—	344
Sales of reserves in place	(35)	—	—	(35)
Production	(587)	(13)	(9)	(609)
Economic revisions due to prices	(935)	(8)	3	(940)
Revisions of prior estimates	240	(25)	(7)	208
Reserves, December 31, 2015	4,523	38	21	4,582
Extensions and discoveries	176	—	—	176
Improved recovery	166	—	3	169
Purchases of reserves in place	85	—	—	85
Sales of reserves in place	(5)	—	—	(5)
Production	(571)	(14)	(11)	(596)
Economic revisions due to prices	(572)	(10)	1	(581)
Revisions of prior estimates	792	11	11	814
Reserves, December 31, 2016	4,594	25	25	4,644
Extensions and discoveries	261	—	—	261
Improved recovery	179	—	—	179
Purchases of reserves in place	106	—	—	106
Sales of reserves in place	—	—	—	—
Production	(558)	(14)	(7)	(579)
Economic revisions due to prices	403	5	(1)	407
Revisions of prior estimates	214	9	(1)	222
Reserves, December 31, 2017	5,199	25	16	5,240
Net proved developed reserves
December 31, 2014	3,585	64	22	3,671
December 31, 2015	2,883	26	15	2,924
December 31, 2016	2,805	18	18	2,841
December 31, 2017	3,081	22	9	3,112

Canadian Natural Resources Limited    4    Year Ended December 31, 2017

2017 total proved Natural Gas reserves increased by 596 Bcf primarily due to the following:

•
Extensions and discoveries: Increase of 261 Bcf primarily due to extension drilling/future offset additions in the Montney and Spirit River formations of northwest Alberta and northeast British Columbia.

•	Improved recovery: Increase of 179 Bcf primarily due to infill drilling/future offset additions in the Montney and Spirit River formations of northwest Alberta and northeast British Columbia.

•	Purchases of reserves in place: Increase of 106 Bcf primarily due to property acquisitions in several North America core areas.

•	Production: Decrease of 579 Bcf.

•	Economic revisions due to prices: Increase of 407 Bcf due to improved reserves life economics at several North America Natural Gas core areas.

•	Revisions of prior estimates: Increase of 222 Bcf primarily due to overall positive revisions at several North America core areas triggered by production optimizations and reduced operating costs.
2016 total proved Natural Gas reserves increased by 62 Bcf primarily due to the following:

•
Extensions and discoveries: Increase of 176 Bcf primarily due to extension drilling/future offset additions in the Montney and Spirit River formations of northwest Alberta and northeast British Columbia.

•	Improved recovery: Increase of 169 Bcf primarily due to infill drilling/future offset additions in the Montney and Spirit River formations of northwest Alberta and northeast British Columbia.

•	Purchases of reserves in place: Increase of 85 Bcf primarily due to various property acquisitions in several North America core areas.

•	Production: Decrease of 596 Bcf.

•	Economic revisions due to prices: Decrease of 581 Bcf due to the loss of uneconomic reserves at several North America areas.

•	Revisions of prior estimates: Increase of 814 Bcf primarily due to overall positive revisions at several North America core areas triggered by production optimizations and reduced operating costs.
2015 total proved Natural Gas reserves decreased by 553 Bcf primarily due to the following:

•
Extensions and discoveries: Increase of 237 Bcf primarily due to extension drilling/future offset additions in the Montney and Spirit River formations of northwest Alberta and northeast British Columbia.

•	Improved recovery: Increase of 242 Bcf primarily due to infill drilling/future offset additions in the Montney and Spirit River formations of northwest Alberta and northeast British Columbia.

•	Purchases of reserves in place: Increase of 344 Bcf primarily due to various property acquisitions in several North America core areas.

•	Production: Decrease of 609 Bcf.

•	Economic revisions due to prices: Decrease of 940 Bcf due to the loss of uneconomic reserves at several North America areas.

•	Revisions of prior estimates: Increase of 208 Bcf primarily due to overall positive revisions at several North America core areas triggered by production optimizations and reduced operating costs.

Canadian Natural Resources Limited    5    Year Ended December 31, 2017

Capitalized Costs Related to Crude Oil and Natural Gas Activities

	2017
(millions of Canadian dollars)	North America	North Sea	Offshore Africa	Total
Proved properties	$106,900	$7,126	$4,881	$118,907
Unproved properties	2,541	—	91	2,632
	109,441	7,126	4,972	121,539
Less: accumulated depletion and depreciation	(44,779)	(5,653)	(3,719)	(54,151)
Net capitalized costs	$64,662	$1,473	$1,253	$67,388

	2016
(millions of Canadian dollars)	North America	North Sea	Offshore Africa	Total
Proved properties	$88,685	$7,380	$5,132	$101,197
Unproved properties	2,306	—	76	2,382
	90,991	7,380	5,208	103,579
Less: accumulated depletion and depreciation	(41,139)	(5,584)	(3,797)	(50,520)
Net capitalized costs	$49,852	$1,796	$1,411	$53,059

	2015
(millions of Canadian dollars)	North America	North Sea	Offshore Africa	Total
Proved properties	$84,883	$7,414	$5,173	$97,470
Unproved properties	2,500	—	86	2,586
	87,383	7,414	5,259	100,056
Less: accumulated depletion and depreciation	(37,641)	(5,264)	(3,659)	(46,564)
Net capitalized costs	$49,742	$2,150	$1,600	$53,492

Canadian Natural Resources Limited    6    Year Ended December 31, 2017

Costs Incurred in Crude Oil and Natural Gas Activities

	2017
(millions of Canadian dollars)	North America	North Sea	Offshore Africa	Total
Property acquisitions
Proved	$15,091	$—	$—	$15,091
Unproved	321	—	—	321
Exploration	112	—	15	127
Development	3,753	255	101	4,109
Costs incurred	$19,277	$255	$116	$19,648

	2016
(millions of Canadian dollars)	North America	North Sea	Offshore Africa	Total
Property acquisitions
Proved	$50	$—	$—	$50
Unproved	—	—	—	—
Exploration	17	—	9	26
Development	4,125	186	116	4,427
Costs incurred	$4,192	$186	$125	$4,503

	2015
(millions of Canadian dollars)	North America	North Sea	Offshore Africa	Total
Property acquisitions
Proved	$(556)	$—	$—	$(556)
Unproved	(446)	—	—	(446)
Exploration	87	—	35	122
Development	2,845	13	524	3,382
Costs incurred	$1,930	$13	$559	$2,502

Canadian Natural Resources Limited    7    Year Ended December 31, 2017

Results of Operations from Crude Oil and Natural Gas Producing Activities
The Company's results of operations from crude oil and natural gas producing activities for the years ended December 31, 2017, 2016, and 2015 are summarized in the following tables:

	2017
(millions of Canadian dollars)	North America	North Sea	Offshore Africa	Total
Crude oil and natural gas revenue, net of royalties, blending and feedstock costs	$13,083	$784	$578	$14,445
Production	(4,962)	(400)	(226)	(5,588)
Transportation	(790)	(31)	(1)	(822)
Depletion, depreciation and amortization	(4,463)	(509)	(205)	(5,177)
Asset retirement obligation accretion	(128)	(27)	(9)	(164)
Petroleum revenue tax	—	78	—	78
Income tax	(740)	42	(28)	(726)
Results of operations	$2,000	$(63)	$109	$2,046

	2016
(millions of Canadian dollars)	North America	North Sea	Offshore Africa	Total
Crude oil and natural gas revenue, net of royalties, blending and feedstock costs	$7,791	$565	$577	$8,933
Production	(3,478)	(403)	(200)	(4,081)
Transportation	(623)	(48)	(2)	(673)
Depletion, depreciation and amortization	(4,127)	(458)	(262)	(4,847)
Asset retirement obligation accretion	(95)	(35)	(12)	(142)
Petroleum revenue tax	—	333	—	333
Income tax	143	18	(22)	139
Results of operations	$(389)	$(28)	$79	$(338)

	2015
(millions of Canadian dollars)	North America	North Sea	Offshore Africa	Total
Crude oil and natural gas revenue, net of royalties, blending and feedstock costs	$10,362	$623	$460	$11,445
Production	(3,935)	(544)	(223)	(4,702)
Transportation	(674)	(61)	(2)	(737)
Depletion, depreciation and amortization (1)	(4,810)	(388)	(273)	(5,471)
Asset retirement obligation accretion	(124)	(39)	(10)	(173)
Petroleum revenue tax	—	243	—	243
Income tax	(214)	83	20	(111)
Results of operations	$605	$(83)	$(28)	$494

(1)	Includes the impact of the derecognition of $96 million of exploration and evaluation assets related to the Company's withdrawal from Block CI-514 in Cote d'Ivoire, Offshore Africa.

Canadian Natural Resources Limited    8    Year Ended December 31, 2017

Standardized Measure of Discounted Future Net Cash Flows from Proved Crude Oil and Natural Gas Reserves and Changes Therein
The following standardized measure of discounted future net cash flows from proved crude oil and natural gas reserves has been computed using the 12-month average price, defined by the SEC as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, costs as at the balance sheet date and year-end statutory income tax rates. A discount factor of 10% has been applied in determining the standardized measure of discounted future net cash flows. The Company does not believe that the standardized measure of discounted future net cash flows will be representative of actual future net cash flows and should not be considered to represent the fair value of the crude oil and natural gas properties. Actual net cash flows will differ from the presented estimated future net cash flows due to several factors including:

•	Future production will include production not only from proved properties, but may also include production from probable and possible reserves;

•	Future production of crude oil and natural gas from proved properties will differ from reserves estimated;

•	Future production rates will vary from those estimated;

•	Future prices and costs rather than 12-month average prices and costs as at the balance sheet date will apply;

•	Economic factors such as interest rates, income tax rates, regulatory and fiscal environments and operating conditions will change;

•	Future estimated income taxes do not take into account the effects of future exploration and evaluation expenditures; and

•	Future development and asset retirement obligations will differ from those estimated.
Future net revenues, development, production and asset retirement obligation costs have been based upon the estimates referred to above. The following tables summarize the Company's future net cash flows relating to proved crude oil and natural gas reserves based on the standardized measure as prescribed in FASB Topic 932 - "Extractive Activities - Oil and Gas":

	2017
(millions of Canadian dollars)	North America	North Sea	Offshore Africa	Total
Future cash inflows	$413,180	$8,740	$4,786	$426,706
Future production costs	(198,304)	(4,168)	(1,876)	(204,348)
Future development costs and asset retirement obligations	(61,169)	(2,853)	(1,258)	(65,280)
Future income taxes	(35,645)	(595)	(248)	(36,488)
Future net cash flows	118,062	1,124	1,404	120,590
10% annual discount for timing of future cash flows	(73,171)	(59)	(455)	(73,685)
Standardized measure of future net cash flows	$44,891	$1,065	$949	$46,905

	2016
(millions of Canadian dollars)	North America	North Sea	Offshore Africa	Total
Future cash inflows	$206,729	$5,999	$4,129	$216,857
Future production costs	(92,070)	(3,284)	(1,659)	(97,013)
Future development costs and asset retirement obligations	(42,167)	(3,249)	(1,234)	(46,650)
Future income taxes	(15,396)	280	(125)	(15,241)
Future net cash flows	57,096	(254)	1,111	57,953
10% annual discount for timing of future cash flows	(33,590)	271	(319)	(33,638)
Standardized measure of future net cash flows	$23,506	$17	$792	$24,315

Canadian Natural Resources Limited    9    Year Ended December 31, 2017

	2015
(millions of Canadian dollars)	North America	North Sea	Offshore Africa	Total
Future cash inflows	$225,032	$10,258	$4,936	$240,226
Future production costs	(100,924)	(5,973)	(2,026)	(108,923)
Future development costs and asset retirement obligations	(47,323)	(5,228)	(1,297)	(53,848)
Future income taxes	(16,173)	791	(430)	(15,812)
Future net cash flows	60,612	(152)	1,183	61,643
10% annual discount for timing of future cash flows	(34,050)	213	(270)	(34,107)
Standardized measure of future net cash flows	$26,562	$61	$913	$27,536

The principal sources of change in the standardized measure of discounted future net cash flows are summarized in the following table:

(millions of Canadian dollars)	2017	2016	2015
Sales of crude oil and natural gas produced, net of production costs	$(8,013)	$(4,159)	$(5,107)
Net changes in sales prices and production costs	7,466	(7,305)	(43,489)
Extensions, discoveries and improved recovery	481	700	3,201
Changes in estimated future development costs	(5,548)	1,750	5,204
Purchases of proved reserves in place	25,782	352	624
Sales of proved reserves in place	—	(2)	(165)
Revisions of previous reserve estimates	4,245	3,668	5,298
Accretion of discount	3,075	3,527	6,645
Changes in production timing and other	(662)	(2,137)	(3,452)
Net change in income taxes	(4,236)	385	5,957
Net change	22,590	(3,221)	(25,284)
Balance - beginning of year	24,315	27,536	52,820
Balance - end of year	$46,905	$24,315	$27,536

Canadian Natural Resources Limited    10    Year Ended December 31, 2017